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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hi Sam,

I noticed you checked out our new offering by Robert Colescott. Did you see what a great deal it was?

Three years ago the piece sold for $1.4M at auction.

This year, we were able to acquire it privately for just $800k.

It also has the highest appreciation rate of any offering on the platform right now. Similar sales have grown at a rate of 78.7% since 2015.

Our team is bullish on Colescott's market and in the long-term potential for this style. It's already proven its value at auction...

The work is 75% claimed, so invest here if you're still interested. Offering circular below.

Thanks,

Anthony DeSimone
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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281